UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2006
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . .  1.0

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-21591                                     May 19, 2005

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

American Century Asset Allocation Portfolios, Inc.
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4. Address of principal executive office (number,street,city,state,zip code):

4500 Main Street, 9th Floor
Kansas City, MO  64111

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT








REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American Century Asset Allocation Portfolios, Inc.

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that My Retirement Portfolios (comprising the My Retirement Income Portfolio Fund, My Retirement Portfolio 2015 Fund, My Retirement Portfolio 2025 Fund, My Retirement Portfolio 2035 Fund and My Retirement Portfolio 2045 Fund) and One Choice Portfolios (comprising One Choice Portfolio: Very Conservative Fund, One Choice Portfolio: Conservative Fund, One Choice Portfolio: Moderate Fund, One Choice Portfolio: Aggressive Fund, and One Choice Portfolio: Very Aggressive Fund) (collectively, the "Funds"), the mutual funds comprising American Century Asset Allocation Portfolios, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 19, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 19, 2005, and with respect to agreement of security purchases and sales, for the period from August 31, 2004 (inception) through May 19, 2005 for My Retirement Portfolios and from September 30, 2004 (inception) through May 19, 2005 for the One Choice Portfolios:

1. Confirmation of all securities held with the Transfer Agent (an affiliated entity) without prior notice to management;

2. Reconciliation of all such securities to the books and records of the Funds and the Transfer Agent; and

3. Agreement of 25 security purchases and 25 security sales since the Funds' inception from the books and records of the Funds to the books and records of the Transfer Agent.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 19, 2005 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of American Century Asset Allocation Portfolios, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
Kansas City, MO

September 15, 2005








September 15, 2005

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940

As a member of management of My Retirement Portfolios (comprising the My Retirement Income Portfolio Fund, My Retirement Portfolio 2015 Fund, My Retirement Portfolio 2025 Fund, My Retirement Portfolio 2035 Fund and My Retirement Portfolio 2045 Fund) and One Choice Portfolios (comprising One Choice Portfolio: Very Conservative Fund, One Choice Portfolio: Conservative Fund, One Choice Portfolio: Moderate Fund, One Choice Portfolio: Aggressive Fund, and One Choice Portfolio: Very Aggressive Fund) (collectively, the "Funds"), the mutual funds comprising American Century Asset Allocation Portfolios, Inc., are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 19, 2005, and from August 31, 2004 (inception) through May 19, 2005 for the My Retirement Portfolios and September 30, 2004 (inception) through May 19, 2005 for the One Choice Portfolios.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 19, 2005, and from August 31, 2004 (inception) through May 19, 2005 for the My Retirement Portfolios and September 30, 2004 (inception) through May 19, 2005 for the One Choice Portfolios, with respect to securities reflected in the investment accounts of the Funds.

ON BEHALF OF:
American Century Asset Allocation Portfolios, Inc.



Maryanne L. Roepke
Senior Vice President and Treasurer